Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of G Medical Innovations Holdings Ltd. will be at 5 Oppenheimer
St. Rehovot 7670105, Israel held on July 20, 2022, commencing at 5:00 p.m. (Israel time)

G Medical Innovations Holdings Ltd (the “Company”) advises Shareholders that the annual general meeting (“Meeting”) will be held in compliance with any restrictions on public gatherings.

Due to COVID-19, it may not be possible for Shareholders to physically attend the Meeting. As a result, the Company strongly encourages all Shareholders to vote by directed proxy rather than attend the meeting in person. Proxy Forms for the meeting should be lodged before 5:00 p.m. (Israel time) on July 20, 2022. The Company has made arrangements for Shareholders who wish to remotely participate in the Meeting via teleconference:

Virtual meeting room: https://zoom.us/j/95363907142?pwd=bjNVeWtLWFFXUDNTUWdnY2RSUGdiUT09 Teleconference:

+1 646 876 9923 United States

+1 780 666 0144 Canada

+972 3 978 6688 Israel

+44 330 088 5830 United Kingdom

Meeting ID: 953 6390 7142

Passcode: 778081

Find your local number: https://zoom.us/u/auhhwIAGM

Please note that Shareholders who participate electronically will not be considered present at the meeting for the purposes of voting, as not all Shareholders participating in such manner will be able to communicate with each other simultaneously and instantaneously.

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the Company’s website at www.gmedinnovations.com.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

A poll will be called on all resolutions being considered at this Meeting.

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting (“AGM”) of G Medical Innovations Holdings Ltd. (the “Company”) will be held at the Company’s offices located at 5 Oppenheimer St. Rehovot 7670105, Israel on July 20, 2022 at 5:00 p.m. (Israel time) for the following purposes:

1)	To lay before the AGM the Company’s profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2021 prepared by the CFO of the Company.

2)	To re-elect Chanan Epstein as a Class I director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.

3)	To re-elect Dr. Brendan de Kauwe as a Class I director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.

4)	To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on June 9, 2022 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of the AGM. As of the Record Date, there were 24,386,680 ordinary shares issued and outstanding and entitled to vote at the AGM.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ALSO ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF THE SHAREHOLDER. TO BE EFFECTIVE, A VALIDLY EXECUTED PROXY FORM MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO COMMENCEMENT OF THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THIS NOTICE AND PROXY STATEMENT.

Whether or not you plan to attend the AGM, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the AGM, to revoke the proxy and to vote your shares in person.

An electronic version of this Notice of Annual General Meeting Notice is available at: www.gmedinnovations.com

By Order of the Board of Directors,

/s/ Kenneth R. Melani
Kenneth R. Melani
Chairman of the Board of Directors
June 16, 2022